EXHIBIT 11.1
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                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS




For the Year Ended May 31, 1998


1.       Net income (since December 23, 1997)                      $ 628,400

2.       Total weighted average common shares outstanding          6,112,610

3.       Basic earnings per share                                  $    0.10

4.       Diluted earnings per share                                $    0.10